Filed by Southwest Bancorporation of Texas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southwest Bancorporation of Texas, Inc.
Commission File No.: 000-22007

FORWARD-LOOKING STATEMENTS

     Certain statements made in the attached (and oral statements regarding the subjects of the attached press release and the presentation, including the conference call announced therein) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc. (the “Company”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipated,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements.

     The Company’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation (a) the effects of future economic conditions on the Company and its customers; (b) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (c) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (d) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; (e) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (f) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company’s market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet; (g) technological changes; (h) acquisition and integration of acquired businesses, including Klein Bancshares, Inc.; (i) the failure of assumptions underlying the establishment of reserves for loan loses and estimations of values of collateral in various financial assets and liabilities; (j) acts of war or terrorism. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

ADDITIONAL INFORMATION

     Southwest will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Southwest free of charge by requesting them in writing from Southwest or by telephone at (713) 232-1115.

     The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release of Southwest Bancorporation of Texas, Inc. dated May 20, 2004; and

•	Slide show presentation to investors and analysts initially given on May 20, 2004.

PRESS RELEASE

SOUTHWEST BANCORPORATION OF TEXAS, INC.
ANNOUNCES MERGER WITH KLEIN BANCSHARES, INC.

Creates fourth largest bank in Houston;
Branch network to expand by 50 percent

     HOUSTON (May 20, 2004) – Southwest Bancorporation of Texas, Inc. (NASDAQ: SWBT), parent of Southwest Bank of Texas NA, and Klein Bancshares, Inc., parent of Klein Bank, announced today the signing of a definitive merger agreement. Upon completion of the merger, Klein Bank will become part of Southwest Bank of Texas NA.

     At closing, the combined companies will have the fourth largest deposit franchise in greater Houston and Galveston and will be the largest independent bank in the region. Additionally, the combined companies are projected to have approximately $7.0 billion in total assets, $4.2 billion in loans, $5.3 billion in deposits, a loan limit of $77 million and 77 banking centers, 72 of which will be in the greater Houston area.

     Klein Bank has 27 banking centers located throughout the high-growth areas of northwest Harris County and Montgomery County. At March 31, 2004, Klein Bancshares, Inc. had $581 million in assets, $172 million in total loans, $532 million in total deposits, and $46 million in shareholders’ equity. As of that same date, Southwest Bancorporation of Texas, Inc. had $6.1 billion in assets, $3.8 billion in total loans, $4.7 billion in total deposits, $523 million in shareholders’ equity, and 50 banking centers in the greater Houston and Dallas metropolitan areas.

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     “Klein Bank has a 25-year history of serving its customers as one of the region’s premier independent banks,” said Paul B. Murphy, Jr., CEO of Southwest Bank of Texas. “It has a well-earned reputation as a strong community bank with products and services that exceed the expectations of its customers. This is a logical expansion of our banking center network and we look forward to the synergies that this partnership will create.”

     Walter E. Johnson, founder and Chairman of Southwest Bank of Texas, added: “This is an important day in the history of both banks. While strong internal growth has been a hallmark of Southwest Bank of Texas, partnering with independent community banks has played a significant role in our success over the last 14 years. Klein Bank’s management and employees are known as leaders in the markets they serve. Together, we will be able to better serve our customers, community, employees and shareholders.”

     Noted John Klein, Chairman of Klein Bancshares: “I have long been familiar with Southwest Bank of Texas, its officers and its leadership team, and it is clear to me that combining forces will benefit our customers, employees, and the community. Southwest’s strong merger history and its position as a leading Houston independent Texas bank offer us a unique opportunity to add value for our customer base.”

     Added Scott J. McLean, president of Southwest Bank of Texas: “We’ve often said that to adequately cover the vibrant greater Houston area, we must expand our banking center network to include 70-100 banking centers. Our partnership with Klein Bank not only enlarges our geographic footprint, it puts our bankers in a position to better serve our customers.”

     The merger is valued at $165 million and is expected to close during the fourth quarter of 2004. Southwest Bancorporation of Texas, Inc. expects to issue between $45 and $55 million of Tier 1-eligible securities prior to closing. Klein Bancshares, Inc. shareholders will receive approximately $15 million in common stock as part of their total purchase consideration. The cash portion of the financing mix will come from proceeds from the sale of Klein Bancshares, Inc. securities portfolio.

     Assuming expense savings of 18 percent, Southwest anticipates that the merger will be 3 to 5% accretive to its earnings starting in 2005. Southwest expects to incur pre-tax merger-related expenses of $3 million. Using March 31, 2004 financials, price to tangible book value is 3.58x. This transaction represents a purchase price of 20 times

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reported last 12 months earnings based on March 31, 2004 figures and 16.5 times projected full-year 2004 earnings.

     The merger is subject to Klein Bancshares, Inc. shareholder approval, regulatory approval, and other customary closing conditions.

     Southwest will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Southwest free of charge by requesting them in writing from Southwest or by telephone at (713) 232-1115.

     A conference call to discuss the merger will be held on Thursday, May 20, 2004 at 1:30 p.m. CST. The call is available by dialing 1-800-283-1485 and referencing “Southwest Bank of Texas.” An investor presentation is available in the Investor Relations section of our website at www.swbanktx.com.

Southwest Bancorporation of Texas, Inc., the parent company of Southwest Bank of Texas NA, is the largest independent bank holding company headquartered in Houston, Texas. The Company focuses on commercial lending, treasury management and investment services for businesses, private financial management and trust services for families and individuals, and retail and mortgage banking services. The Company, with $6 billion in assets, has 50 full-service branches located throughout the Houston and Dallas metropolitan areas.

Certain of the matters discussed in this press release (and oral statements regarding the subjects of this release, including the conference call announced herein) may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc. (the “Company”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipated,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. The Company’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation (a) the effects of future economic conditions on the Company and its customers; (b) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (c) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (d) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; (e) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (f) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company’s market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet; (g) technological changes; (h) acquisition and integration of acquired businesses including Klein Bancshares, Inc.; (i) the failure of assumptions underlying

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the establishment of reserves for loan losses and estimations of values of collateral in various financial assets and liabilities; (j) acts of war or terrorism. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

# # #

Contacts:

Randy Meyer	Sarah Peterson
Executive Vice President	Senior Vice President
Chief Financial Officer	Investor and Corporate Communications
713-235-8832	713-232-1115

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SOUTHWEST BANCORPORATION OF TEXAS, INC. partners with

3 Creating a Dominant Houston Banking Franchise. . . Pro forma for Klein, SWBT will have the fourth largest deposit franchise in Greater Houston and Galveston.

.. . . while Focusing on Shareholder Returns 5 On an earnings basis, transaction multiples are in line with current Texas trading comparables and lower than SWBT's current multiples. We expect the transaction to be earnings accretive for SWBT based on our current financing scenarios.

Overview of Klein 7 A large branch network, great employees, low cost of funds, low-risk earning assets... All in North Houston 12 free-standing branches 15 in-store branches 3 Klein branches are within a 1 mile radius of an SWBT branch (2 free-standing, 1 in-store) 72 SWBT Houston-area branches pro forma Branches Strategic Value Adds 27 branches to address a major gap in the Houston branch franchise Adds $532 million in low-cost, primarily core retail deposits to fund future growth Total cost of funds was 53 basis points in 1Q04 Loan/Deposit ratio of 32% Low-risk merger Securities portfolio comprises 64% of total assets 99% of securities portfolio is government- guaranteed debt Loan portfolio of $172 million and well secured Strong asset quality NPAs/Loans & OREO: 0.26% ALLR/NPAs: 3.67x

Overview of Klein (cont.) 9 .... and a booming market. (a) Klein market defined as all zip codes in which Klein has a branch presence. Source: Claritas. Annual population and household growth in the Klein market (a) from 2000-2003 has exceeded that of Greater Houston by 33% and 47% respectively Median household income in the Klein market (a) is $66,680 34%, 49% and 42% higher than the comparable figures for the Houston MSA, Texas and the U.S. respectively Numerous corporations maintain large corporate campuses in Klein's market including Hewlett-Packard, Anadarko Petroleum, Chevron Phillips Chemical and Lexicon Genetics The Woodlands has been the best-selling master-planned community in new home sales in Texas since 1990 and currently ranks fifth in the nation Market Demographics

Financing Plan 11 Klein shareholders have agreed to take at least $15 million in SWBT common stock as part of their total purchase consideration Cash portion of financing mix will come from proceeds from the sale of Klein's securities portfolio Due to long duration of Klein's securities portfolio, SWBT plans to sell a portion of the portfolio to help fund the transaction Remainder of financing mix, which will qualify as Tier 1 Capital for regulatory purposes, will be depend on market conditions during the Summer of 2004 SWBT will issue between $45 million and $55 million in Tier 1-eligible securities prior to Closing in order to maintain "well capitalized" levels.

Next Steps 13 Legal closing expected in 4Q 2004 Operational conversion planned for 1Q 2005 Klein uses same core processing system as SWBT SWBT will implement plan to support a successful integration while maximizing cost savings and revenue opportunities Four members of Klein's senior management team have signed employment and non- compete agreements with SWBT and will be available to aid in the transition Members include Chairman, CEO/President and two Executive Vice Presidents Between now and closing, SWBT will begin employee rotations and orientations to ensure a smooth transition As with previous M&A, SWBT will pursue revenue opportunities immediately

Forward-looking Statements 15 Certain of the matters discussed in this presentation may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc. (the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward- looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "project" and similar expressions, as well as descriptions of the Company's ongoing strategy, are intended to identify such forward-looking statements. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation: (a) the effects of future economic conditions on the Company and its customers; (b) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (c) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (d) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and (e) the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities. All written or oral forward-looking statements are expressly qualified in their entirety by these cautionary statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC.

Appendix: Loan and Deposit Composition 19

Appendix: 5-Year Historical Financials 21 Klein Bancshares, Inc.

Appendix: 5-Year Historical Financials (cont.) 23 Klein Bancshares, Inc.

Earnings: We estimate Klein's 2004 earnings to be $10 million. We assumed that Klein's earnings, on a standalone basis, would grow 8% annually thereafter Klein Bancshares earned $2.6 million in the first quarter of 2004 Figure does not include any securities gains or other nonrecurring items Cost Savings: None assumed in 2004. 18% reduction in Klein non-interest expenses, or $2.7 million annually (after tax), assumed thereafter Revenue Opportunities: None assumed in 2004. $0.5 million assumed in 2005 and $1.4 million assumed in 2006 (after tax) Core Deposit Intangible: Assumed to be 2.75% of Klein's total deposits amortized over 9 years on a sum- of-the-years-digits basis Impact of Securities Reinvestment: For modeling purposes, we assumed that the entire Klein securities portfolio will be liquidated due to its long duration. The portion of the proceeds that are not used to help finance the transaction will be reinvested according to SWBT's investment strategy. We assume this will result in a reduction in yield from 4.95% to 4.00% Mark-to-market Adjustments: The gains in the fixed-rate loan portfolio almost equal the gains in the CD portfolio as of 12/31/03. Therefore, the impact on earnings is negligible Since we assumed the sale of Klein's entire securities portfolio, there is no associated mark-to-market adjustment Merger-related Expenses: $0.3 million estimated in 4Q 2004 related to legal closing. $2.7 million estimated in 1Q 2005 related to operational conversion. Appendix: Model Assumptions 25

Appendix: Houston's Economic Overview Home of state's major deepwater port World's sixth largest First in U.S. in foreign tonnage; second in total tonnage Home of the world's largest health care complex Creates 140,000 jobs in region 22 million square feet; larger than the CBD in Cleveland Energy capital of the world Accounts for 8% of Houston employment Represents 32% of economic base 20 Fortune 500 companies 27

Appendix: Houston's Economic Outlook Lowest cost of living among all major metropolitan areas Population has increased by more than 270,000 persons to approximately 5 million In 2004, energy spending projected to increase by 4-6% worldwide Back-to-back years of record housing starts. Home sales in February 2004 up 14% from February 2003 Houston Purchasing Managers Index increased for 15th consecutive months as of March 2004 Economy driven by 3 sectors - national, international and energy 29

1987 1989 1991 1993 1995 1997 1999 2001 2002 2003 2004 1.4 1.5 1.55 1.6 1.78 1.8 2 2.1 2.1 2.1 Appendix: Houston - Long-term Job Growth 31 Houston job facts Since the bottom of the recession in January 1987, the Houston PMSA has gained nearly 750,000 jobs, averaging 2.6% annual growth Houston PMSA recorded 2.1 million jobs through 2003, more than 29 states Number of jobs increased slightly. YTD 2004 up 300 jobs Local unemployment rate - 6.2% vs. 6.0% nationally as of February 2003 Since 1983, the non-energy portion of Houston's economic base has grown at a compound annual rate of 7.2% Historical Chart for Houston In Millions 31,000 new jobs predicted in 2004 Sources: Texas Workforce Commission; Greater Houston Partnership; U of H Institute for Regional Forecasting; Houston Chronicle; Federal Reserve Bank - Houston Branch 1989 1991 1993 1995 1997 1999 2001 2002 2003 1988 2004

Appendix: Houston's Diversified Economy 33 Creates 16,000 jobs in region $1.5 billion complex; occupies 1,620 acres Creates $1.2 billion in regional spending Produces more than $885 million in business volume and personal incomes of more than $2 billion Creates 140,000 jobs in region Construction projects worth more than $1 billion currently underway Creates $6 billion in regional spending 22 million square feet; larger than the CBD in Cleveland 10 million additional square feet planned over the next 10 years 43 non-profit institutions 5.4 million patient visits per year MD Anderson - leading cancer center in country according to 7/03 U.S. News and World Report Airport Houston Airport System ranks 4th nationally and 6th worldwide $8 billion economic impact; generates 90,000 jobs $2.8 billion, 5-year capital improvements IAH is one of the fastest growing air cargo distribution hubs in U.S. Port of Houston First in U.S. in foreign tonnage; second in total tonnage; world's sixth largest 6,301 ships called in 2003 Home to $15 billion petrochemical complex; second largest in the world More than 3,500 companies trade more than 180 types of products in 183 countries Sources: Texas Medical Center; Johnson Space Center; Port of Houston; City Department of Aviation Johnson Space Center Home of the world's largest health care complex Space capital of the world Transportation

Appendix: Houston – Energy Capital of the World

Industry is conservatively managed

- Expectations are that energy prices will be volatile
- 82% of all working rigs are gas-directed
- Upstream energy sector is estimated to account for 31% of Houston's economic base vs. 69% in 1981

	Then and Now 1982**	2003**
Total Houston Employment	1,541,000	2,121,400
Houston Energy Employment*	321,000 / 21%	187,100 / 8%
U.S. Rig Count	4,436	1,024
Expected Oil Price	$50-$100/bbl	$25-$30/bbl
Oilfield CEO Mentality	Aggressive	Conservative
Balance Sheet	Leveraged	De-leveraged

Houston has benefited from the energy industry consolidation

- Shell Oil relocated to Houston from New York
- Chevron Chemical and Chevron Pipe Line relocated from San Ramon, CA
- Exxon Mobil Corp established seven of its 11 global business units in Houston
- ConocoPhilips chose Houston as headquarters for their merged companies
- Sonangol, Angola's national oil company, locating U.S. headquarters in Houston
- Total Fina relocated its U.S. headquarters from Dallas
- Halliburton relocated its headquarters from Dallas

** Upstream energy sector*
*** Reflects year end numbers*
Sources: *Bureau of Labor Statistics; Baker Hughes, Inc.; Greater Houston Partnership*

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